

The Way We Feed Our Pets Has Fundamentally Changed!

THE SHIFT
New Rules of Engagement

✓ Man's best friend to 'fur babies'.

✓ Fully-fledged members of the family.

✓ People have 'humanized' their pets.

✓ As people 'humanized' their pets, it has caused a critical shift in the pet food industry.





W H A T D O P E T P A R E N T S W A N T ?

For today's Pet Parent, it's only logical to give a beloved pet high quality humanized-food.

- ✓ Over half of Pet Parents believe they feed their pets better than themselves!
- ✓ Pet Parents are concerned with overall nutritional benefits.
- ✓ Transparency of ingredients.
- ✓ Sourcing and sustainability of ingredients.
- ✓ No additives or chemicals.
- ✓ Ingredient quality is essential.
- ✓ Simply, Pet Parents now realize that nutrition is the key to a long and healthy life for their pets!

FUNCTIONAL NUTRITION D·O·G DO ONLY GOOD

A NEW KIND OF PET NUTRITION COMPANY!

D.O.G. MEETS THE NEEDS OF THE NEW EDUCATED PET PARENT



- ✓ D.O.G. foods move beyond mere "quality" to "humanized" foods.

- ✓ D.O.G. foods address the same health and nutritional concerns currently influencing human food production.

- ✓ D.O.G. recipes offer a true rotational feeding system by offering a single-sourced meat and fish proteins with the same basic ingredients certified for organic use.

- ✓ D.O.G. Source Verification™ … 100% transparency, while promoting sustainability and health of the food chain.

- ✓ D.O. G. Nutritional claims are tested, honest and easy to understand.

- ✓ Member of Pet Sustainability Coalition





pet sustainability coalition



MARKET SIZE

- ✓ $95.7 billon 2019 U.S. consumer pet industry spending.

- ✓ $99.0 billon 2021 projected consumer pet industry spending.

- ✓ 68% of all U.S. households own a pet

- ✓ 90 million of those pets are dogs

- ✓ Millennials account for over 40% of the market for purchasing dog food, and this number is expected to rise.

- ✓ Millennials humanizes their pets, advocates sustainability and health, and is willing to buy and promote products that align with this philosophy.

POSITIONING STATEMENT

- ✓ Do Only Good (D.O.G.) Certified Pet Nutrition® is an innovative firm that is taking an active approach toward humanization of pet nutrition.

- ✓ Pioneering a diversified marketing strategy within the industry.

- ✓ Co-manufacturer pet products that promote "the best in nature formulated with the best of science." ™

- ✓ Do Only Good for your pet's health and the health of the planet!



BUSINESS MODEL

By anticipating consumer buying trends and demands Do Only Good has reimagined the industry's traditional, single distributor sales channel.

Increasing company margins via these sales models

✓ Direct to consumer online sales at dogcertified.com

✓ Direct to consumer subscription option servicing demand of new generational buyers

✓ Regional self-distribution which eliminates national distributor margin and allows capitalization of the 'buy local' movement

Co-packing with premium manufacturers

✓ Manufactured in USDA inspected facilities

✓ Commitment to 100% ingredient traceability

✓ Sustainability with Bioflex® sustainable packaging and membership in the Pet Sustainability Coalition



Subscription Buying Trends





72% ...of pet owners made an online purchase in the past 12 months for their pet

39% ...of those purchases were subscription

Cat owners tend to be least likely to sign up for subscription based online purchases, while horse and saltwater fish owners are more likely.

Saltwater	67%
Horse	59%
Small Animals	46%
Birds	46%
Reptiles	43%
Dogs	42%
Freshwater	41%
Cats	39%

Males, Gen-Z, and Millennials are more likely to subscribe for internet purchased pet products.

By Gender



Male	41%
Female	37%

By Age Cohort



Gen Z	49%
Millennial	49%
Gen X	35%
Boomers	26%
Builders	24%

Those with higher household incomes are more likely to sign up for subscription based internet purchases.



33%	36%	37%	42%	43%
<$25K	$25K-$44.9K	$45K-$74.9K	$75K-$124.9K	$125K+

Food followed by treats are the leading pet care items purchased through a subscription.



Food	66%
Treats	46%
Medication	36%
Other	22%

Half of those who subscribe to online pet purchases say their buying frequency has increased in the past year.

Increased	Decreased	Stayed the same
53%	6%	41%

Source: APPA Pet Owners Survey 2020

TIMELINE

2016

• Formed Do Only Good Certified Pet Nutrition, LLC, a dog food company geared to humanization and long term health benefits for pets

• Partnered with Dr. Randy Johnson, one of the foremost and respected Pet Nutritionists in the nation with a worldwide reputation for excellence in the field

• Began to build brand philosophy: Single-sourced proteins, true rotational feeding system, superior digestibility, and geared toward sustainability of the planet

• Formulated protein diets (kibble and can) in six varieties: Beef, Chicken, Duck, Lamb, Turkey, and White Fish

2018

• Manufactured sustainable packaging for kibble

• Began manufacturing of beef, chicken, and white fish kibble for sale

• Manufactured canned diet in all six varieties

• Designed and produced marketing collateral for distributors and retailers

• Launched a traditional distribution model with a distributor in the Pacific Northwest

• Launched social media platforms: Facebook, Instagram, and Twitter

2020

• Launched online direct to consumer sales

• Q1 Starting an online subscription program geared to millennial clientele

• Q1 Launching national digital marketing and advertising plan with Brandetize agency to support subscription program

• Expand self-distribution in California; 100+ stores by December 2020

• Continue to expand social media platforms including YouTube

• Development of future lines including single-sourced meat treats and Veterinarian formulated nutritional supplement for raw and home cooks

2017

• Became members of the American Pet Products Association (APPA) and the World Pet Association (WPA)

• Began yearly attendance of industry conventions, Global Pet Expo (APPA) and Super Zoo (WPA)

• Manufactured diets with C.J. Foods (kibble) and American Nutrition (can)

• Full product line tested for palatability, stool, digestibility, and confirmed guaranteed analysis.

• Testing met and exceeded all goals

2019

• Expanded distribution with distributors in New England and the Upper Midwest region

• Manufactured 3 remaining kibble varieties: Duck, Lamb, and Turkey

• Began serious work on social media platforms and organically grew followers: Facebook from 20 followers to 3,800; Instagram from 12 to 2,100

• Retooling/modernization of traditional distribution channels

• In October, began self-distribution in California; by years end D.O.G. Products in 25 stores





T E S T I M O N I A L S
D I S T R I B U T O R S



"We are excited to work with a brand that values quality for pet's, transparency for pet parents and is committed to supporting brick & mortar retailers. Northland looks forward to partnering with D.O.G. to offer their responsibly sourced products in earth-friendly packaging in the Midwest Region." - **Jill Peterson, Northland Natural Pet**

"For over 25 years, we have been committed to bringing innovative products to our retailers, and D.O.G. pet food is no exception. We look forward to working with the D.O.G. team in bringing super-premium pet nutrition and value to our customers."- **Judee High, AFCO Distribution & Milling**





"We are delighted to add D.O.G. foods to our line-up of super-premium quality foods. PPN Pet always strives to introduce new innovative foods to our customers, and D.O.G. offers superior value and nutrition. We look forward to a close partnership." - **Ellen Norris, PPN Pet**



TESTIMONIALS

RETAILERS



"I chose to carry D.O.G. pet food in my store because I was drawn to the company's commitment to sustainability. I really love the biodegradable bags. I also support companies who value natural and organic ingredients and who try to help pets and the world." – **Stephanie Archerd, Spike's Feed, Seed, & Pet Supply, Delano, MN**

"I am big on packaging! D.O.G.'s packaging looks attractive, contains quality ingredients and variety. The array of proteins, rotational feeding system, and line pricing offer quality and variety, making it affordable for my customers." – **Judy Hart, The Holistic Pet Center, Clackamas, OR**

"As a businesswoman with franchises, I am discerning about the products I put in my stores. I chose D.O.G. products because I appreciate a small company making significant strides to provide premium nutrition for dogs. D.O.G.'s inclusion of prebiotics and rotational feeding system offers great digestibility and an easy way to swap out proteins. The line pricing provides a terrific value for my customers." – **Diane Dewberry, The Healthy Animal, Pembroke, MA**



"I believe the people of Ventura appreciate that D.O.G. is a family-owned company (like the Wharf) and that it is headquartered locally in Ventura County. The single-source proteins and commitment to sustainability will resonate with my customers." – **Doug Dannevik, The Wharf, Ventura, CA**

"I did my research; about both the company and its ingredients. I appreciate D.O.G.'s ingredient transparency and traceability – it is extremely important to know where the protein [in dog food] comes from." – **Connie Manning, Bare Bones Dog Wash, Eugene, OR**









TESTIMONIALS
CUSTOMERS



PUMPKIN

no more tummy issues!



"My 9-year-old Pomeranian, Beary, had been feeling ill with tummy issues, and nothing seemed to work. I was recommended your Pumpkin with Electrolyte powder at my local pet store. It was truly a joy to find a product that really works and that my pup likes too!" - **Kristen, Ventura CA**



SUMMER
in the mountains

Hobie - Former Picky Eater

"We just wanted to let you know how much we love D.O.G. Certified dog food. Our dog, Hobie, has been eating D.O.G. Certified food for over two years now and loving it!"- **Vanessa and Bill, Rye, NY**

Love it + Need it!



"So glad I discovered D.O.G dog food! My dogs love your product, and one needs it!" - **Peter B, Portland. OR**

FUNCTIONAL NUTRITION D·O·G DO ONLY GOOD

The way we feed our pets has fundamentally changed!
Do Only Good is Leading the Way
PET NUTRITION WITH A PURPOSE

FUNCTIONAL NUTRITION
D·O·G
DO ONLY GOOD